ImmunoGen, Inc.

830 Winter Street

Waltham, MA 02451

March 16, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                      Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:                               ImmunoGen, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2011

Filed January 31, 2012

File No. 000-17999

Dear Mr. Rosenberg:

This letter is submitted on behalf of ImmunoGen, Inc. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Gregory D. Perry dated February 16, 2012 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the “2011 Form 10-K”) and our Quarterly Report on Form 10-Q for the second fiscal quarter ended December 31, 2011 (the “2012 Q2 Form 10-Q”).  For reference purposes, the text of each comment in your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business
Out-licenses and Collaborations, page 8

1.              Please amend your annual report to state the range of royalty payments for each agreement (e.g. “low single-digits,” “high single-digits,” “teens,” etc.) and, where currently omitted, the duration and termination provisions as well.

Response 1:

We are supplementally advising the Staff that the description of each agreement set forth under “Out-licenses and Collaborations” in Item 1 (Business) of the 2011 Form 10-K was historical in nature and described the major terms of each of the numerous out-licenses to which we are a party.  The original purpose of this type of description was to provide an overview of our partnering business at a time when validation of our technology through partnerships was a more prominent part of our business model than it is today.  However, we have now concluded that the validation of our technology provided by the development of trastuzumab emtansine (“T-DM1”) and by the number of partnerships now in place as well as our increased focus on internal product development has reduced the significance to our overall business of all but our most advanced out-license arrangements.

Except for significant upfront and milestone payments actually received under our out-licensing agreements during the periods covered by the 2011 Form 10-K, which we disclose in our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we generally do not consider the remaining terms and conditions of these agreements to be material to an investor’s understanding of our business.  Accordingly, except as explained below, we intend to remove the detailed description of each agreement in any general description of our business contained in all our future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such general description is applicable.

We believe that the discovery and development of new pharmaceutical products is a difficult and lengthy process that can take 10 to 15 years or more.  Most compounds that are investigated as potential drug candidates never progress into development, and most drug candidates that do advance into development never receive marketing approval.  Additionally, success in early-stage clinical testing does not guarantee success in later-stage clinical trials, and even highly promising compounds can be discontinued due to mergers, budget cutbacks and other changes in corporate direction.  Therefore, our licensees’ development plans can abruptly change with respect to each product candidate and programs can be delayed or terminated as a result.  Accordingly, we respectfully submit that disclosure of the terms of potential royalty payments (which are only payable upon approval of a product candidate and commercial sale thereof) for all of our out-license agreements is not material to an investor’s understanding of our business, nor is it important to an investor’s decision to buy or sell our shares unless and until a product candidate being developed under such license is in, or has completed, clinical testing that is intended to form the basis of an application for marketing approval (which is usually Phase III clinical testing).  Other than T-DM1, which is addressed below, most of our licensees’ drug candidates are in the preclinical stage or Phase I clinical testing, and none has progressed beyond initial Phase II clinical testing at this time and, accordingly, we do not believe that a description of the royalty payment terms under those licenses is material to an investor’s understanding of our business.

T-DM1 is a compound being developed by Roche under a May 2000 license agreement we entered into with Genentech, a unit of Roche (the “HER2 License Agreement”).  T-DM1 is currently in Phase III clinical testing.  While there can be no assurance that T-DM1 will receive marketing approval and achieve commercial sales that would result in our receiving material royalty payments from Roche, we believe that the detailed description of the HER2 License Agreement set forth in the 2011 Form 10-K is appropriate to an investor’s understanding of our business at this time, given the current stage of T-DM1’s development, and we intend to continue to include that disclosure, as supplemented in response to the Staff’s comment, in all our future filings under the Exchange Act where such disclosure is applicable.

Therefore, we propose to revise the disclosure under the heading “Out-licenses and Collaborations” in Item 1 (Business) of the 2011 Form 10-K as set forth in Exhibit A attached hereto.  We intend to reflect these changes in our future filings, beginning with our Annual Report on Form 10-K for the year ending June 30, 2012 (the “2012 Form 10-K”).

2.              Please amend your annual report to file your agreements with Novartis and Bayer Healthcare as exhibits, and also amend your most recent quarterly report to file the agreement with Eli Lilly you entered into in December 2011.  Based on the royalty and milestone payments you have received through these agreements to date, as well as the potential royalty and milestone payments you may receive from them in the future, the agreements appear to us to be material.  Alternatively, if you believe that any of these agreements is not material and therefore should not be filed, please explain the basis for this belief in a response.

Response 2:

As described on page 3 of the 2011 Form 10-K, we have developed a Targeted Antibody Payload (“TAP”) technology that uses antibodies to deliver a highly potent cytotoxic agent specifically to cancer cells.  We develop our own anticancer compounds using this technology (e.g., IMGN901, IMGN529 and IMGN853) and also out-license the technology to third parties to help fund our own product programs.  Consistent with this business model, in 2008, 2010 and 2011, we out-licensed our TAP technology in separate, independent transactions to Bayer HealthCare, Novartis and Lilly.

As explained in our response to Comment 1, we do not believe that the respective terms and conditions of each of these licenses are material to an investor’s understanding of our business as they do not relate at this time to drug candidates that have reached later-stage clinical development.  Accordingly, we have not filed any of these contracts as exhibits to the 2011 Form 10-K or 2012 Q2 Form 10-Q.

In addition, we entered into each of these agreements in the ordinary course of our business, and as explained below, we do not believe that these agreements are required to be filed at this time because each of these contracts was entered into in the ordinary course of our business, and does not fall within any of the categories of agreements described in paragraphs (ii)(A), (B), (C) or (D) of Item 601(b)(10) of Regulation S-K that are required to be filed notwithstanding the fact that they were entered into in the ordinary course of business.(1)

Item 601(b)(10) of Regulation S-K describes the “Material Contracts” that are required to be filed with the 2011 Form 10-K and our other registration statements and periodic reports where such

(1)  We also assert that none of the Bayer HealthCare, Novartis or Lilly agreements comes within the types of agreements described in Item 601(b)(10)(iii),

filing is applicable.  In the first instance, Item 601(b)(10)(i) generally requires that only “contract[s] not made in the ordinary course of business” be filed.  However, Item 601(b)(10)(ii) goes on to describe four exceptions where contracts made in the ordinary course of the registrant’s business are nevertheless required to be filed.  Of these, we can state without further comment that the three exceptions described in paragraphs (ii)(A), (C) and (D) do not apply to our licenses with Bayer HealthCare, Novartis and Lilly.  We also do not believe that these agreements fall within the exception described in paragraph (ii)(B) because, as explained below, these agreements are independent of each other and we are not substantially dependent on any of them individually.

Bayer HealthCare

In October 2008, we granted Bayer HealthCare an exclusive license to use our TAP technology to develop and commercialize products directed to a specific antigen target.  In connection with the Bayer HealthCare agreement, as of June 30, 2011, we have received a non-refundable $4 million upfront payment upon execution of the license, and a total of $3 million in milestone payments.  The amounts received were not, as of the end of fiscal year 2009 or any subsequent fiscal year, including fiscal year 2011, material compared to our overall cash balance or cash requirements, and the probability of our receiving future milestone and royalty payments under this agreement is uncertain because it is contingent upon Bayer HealthCare’s continued development of one or more drug candidates under the license and ultimately gaining marketing approval and achieving sales of such products in the market.  Taking into consideration the uncertainty of our receiving material additional milestone payments and royalty payments under this license, and the fact that we cannot realistically forecast the timing of any such payments, we do not operate our business in a manner that is substantially dependent on our receipt of future milestone and/or royalty payments under this individual agreement.

Novartis

In October 2010, we granted Novartis a research license to test our TAP technology with an option to take exclusive licenses to use our TAP technology to develop and commercialize products directed to a specified number of antigen targets.  In connection with the Novartis agreement, as of June 30, 2011, we have received a non-refundable $45 million upfront payment upon execution of the license.  While the upfront payment was significant, we were not, as of the end of fiscal year 2011, substantially dependent on receipt of this amount because we have other demonstrable means of generating capital to fund our business.  In this regard, during fiscal year 2011, we raised $88 million (net) in cash through a public offering of our common shares, and from 2000 (the year we entered into our earliest active out-licensing agreement) through June 30, 2011, we have raised over $368 million (net) in cash through a series of public offerings of our common shares and received $88 million in cash in connection with the out-licensing of our TAP technology to parties other than Novartis in the ordinary course of our business.

Also, the probability of receiving future milestone and royalty payments from Novartis is uncertain because it is wholly dependent on (a) Novartis taking development and commercialization licenses and (b) Novartis’ continued development of drug candidates under those licenses and ultimately gaining marketing approval and achieving sales of such products in the market.  Taking into consideration the uncertainty of our ever receiving additional milestone and royalty payments under our agreement with Novartis, and the fact that we cannot realistically forecast the timing of any such payments, we do not operate our business in a manner that is substantially dependent on our receipt of future milestone and/or royalty payments under this individual agreement.

Lilly

In December 2011, we granted Lilly a research license to test our TAP technology with an option to take licenses to use our TAP technology to develop and commercialize products directed to a specified number of antigen targets.  In connection with the Lilly agreement, to date, we have received a non-refundable $20 million upfront payment upon execution of the license.  While the upfront payment was significant, we were not, and are not, substantially dependent on receipt of this amount because on December 31, 2011, prior to receiving the actual payment, we had over $168 million in cash and cash equivalents and, as described above, we have demonstrated that we have other means of generating capital to fund our business.

Also, the probability of receiving future milestone and royalty payments from Lilly is uncertain because it is wholly dependent on (a) Lilly taking development and commercialization licenses and (b) Lilly’s continued development of drug candidates under those licenses and ultimately gaining marketing approval and achieving sales of such products in the market.  Taking into consideration the uncertainty of our ever receiving additional milestone and royalty payments under our agreement with Lilly, and the fact that we cannot realistically forecast the timing of any such payments, we do not operate our business in a manner that is substantially dependent on our receipt of future milestone and/or royalty payments under this individual agreement.

Summary

Based on the foregoing, we do not believe that the Bayer HealthCare, Novartis and Lilly agreements are required to be filed because we do not believe that information concerning such agreements not already disclosed (and proposed to be disclosed as set forth in our responses to the Comment Letter) in our filings under the Exchange Act is material to an investor’s understanding of our business at this time.  Moreover, each of these contracts was entered into in the ordinary course of our business, and does not fall within any of the categories of agreements described in paragraphs (ii)(A), (B), (C) or (D) of Item 601(b)(10) of Regulation S-K that are required to be filed.  In the event we determine that the Company has become substantially dependent on any of the Bayer HealthCare, Novartis or Lilly agreements, we will file the applicable agreement(s) at that time.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 48

3.              On page 50 you indicate that you do not track research and development costs by project, but instead manage your research and development expenses within four separate categories.  In order to provide readers with more insight into your research and development activities, please provide us proposed revised disclosure to be included in future periodic reports of the fluctuation of expenses in these four categories over the periods presented that indicates the significant projects underlying the various fluctuations.

Response 3:

In response to this comment, we propose to revise the disclosure under the heading “Research and Development Expenses,” beginning with the fifth paragraph of such disclosure, in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the 2011 Form 10-K as set forth in Exhibit B attached hereto.  We intend to reflect these changes in all our future filings under the Exchange Act where such disclosure is applicable, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2012 (the “2012 Q3 Form 10-Q”).

Consolidated Financial Statements
Notes to Consolidated Financial Statements
B.  Summary of Significant Accounting Policies
Revenue Recognition, page 62

4.              In the second paragraph of your policy for exclusive licenses on page 63 you indicate that you provide preclinical and clinical materials to your collaborators at your cost, or, in some cases, cost plus a margin.  Please explain to us how you consider manufacturing at cost when it comes to allocating agreement consideration to a unit of accounting that includes the manufacturing/supply component of your collaboration agreements.  Reference for us the authoritative literature you rely upon to support your accounting.

Response 4:

For those arrangements entered into prior to the adoption of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, we considered the price we charged in our contracts for manufacturing materials in comparison to third party evidence to determine the separation of the manufacturing deliverable from the other deliverables in the contracts, as well as to determine the allocation of arrangement consideration.  For those arrangements accounted for pursuant to ASU 2009-13, we consider the pricing of manufacturing materials in our collaboration arrangements in comparison to third party evidence in assessing the allocation of arrangement consideration among the separate units of accounting.

Our contracts provide our collaborators with the right to procure preclinical and clinical supply themselves, and in some cases our collaborators do procure such material without our involvement.  Our contracts with our collaborators indicate that we will be reimbursed at cost or cost plus a margin for providing preclinical and clinical materials.  However, we are unable to charge our full cost to our collaborators because it is in excess of market prices (i.e., what others in the market place charge) for the same product in similar volumes.  Our full cost was greater than market prices for these materials primarily because of excess capacity in our manufacturing facility but also because of significant resources we applied to improve our manufacturing and quality processes over the last several years.  Our ultimate sale of the materials to our collaborators is made at prices that are consistent with what other parties charge for the same material at similar volumes and we believe that this price represents objective and reliable third party evidence as defined by ASC 605-25.  As a result, (a) we have concluded that the manufacturing/supply component of our collaboration arrangements entered into prior to the effective date of ASU 2009-13 could be accounted for separately because we have evidence of objective and reliable third party evidence for the prices we charge, and (b) for those arrangements entered into subsequent to the effective date of ASU 2009-13, we concluded the third party evidence price is an appropriate basis for which to allocate the arrangement consideration.

We supplementally advise the Staff that, based upon our cost structure and manufacturing process, we do not believe that our costs will ever fall below the price charged for these materials by third parties during the period of our existing collaborations.

In future filings, beginning with the 2012 Q3 Form 10-Q, we plan to modify this disclosure to clarify that we provide preclinical and clinical materials at prices that, while below our cost, are consistent with what other parties charge for the same material.

5.              In the first full paragraph on page 64 you indicate that you defer upfront payments on single-target exclusive licenses that do not have standalone value.  You indicate that you recognize the associated revenue over the development phase which begins at the inception of the collaboration agreement and concludes at the end of non-pivotal Phase II testing.  Please explain to us why the development phase for purposes of the recognition of upfront license fees does not extend through FDA approval.

Response 5:

Prior to the adoption of ASU No. 2009-13, we determined that our single-target exclusive licenses lack stand-alone value apart from the other deliverables included within the arrangement (primarily research services and delivery of preclinical and clinical materials).  Therefore, we determined that this revenue should be recognized over the period in which the other elements of the arrangement are delivered as this represents the period of our expected substantial involvement.  We estimated this period to begin upon the execution of the collaboration agreement and end with the completion of non-

pivotal Phase II testing.  For each ongoing license arrangement, we reassess our estimated period of substantial involvement on a quarterly basis and adjust this period as necessary.

Based on our historical interactions with partners, our involvement has generally been much more significant in the earlier stages of the development cycle of a drug candidate, and declines substantially as the candidate makes its way into early-stage clinical trials and even more so as it reaches later-stage clinical trials.  Many of our earlier partners are large pharmaceutical companies that did not have the expertise in developing antibody-drug conjugates which involves developing antibodies that target specific antigens, determining what type of linker and cytotoxic agent are best used to kill the cancer cells and creating and implementing the process needed to manufacture the desired antibody-drug conjugate.  These preclinical and clinical activities all occur before the completion of a non-pivotal phase II clinical trial.  As the number of antibody-drug compounds developed has increased substantially since then, this expertise has become more widely available.  Our recent partners are more capable of performing the research without our involvement; however, they often use our expertise primarily to decrease the start-up costs and overall development time.  In contrast, all of these companies have significant expertise in designing and implementing clinical trials across the world and evaluating the results; therefore, they were much less dependent on our expertise after the initial development period.  In addition, before a partner would have commenced a pivotal trial (i.e., a clinical trial designed for registration purposes), they would have had to find an alternative site to manufacture their drug candidate, as our manufacturing facility is not qualified for pivotal or commercial manufacturing and the material made at it could not be used to gain marketing approval by the FDA or other applicable regulatory agency.  Any substantial involvement we have in the manufacturing of our partner’s drug candidate ends at such time as they contract with a pivotal/commercial manufacturer and, assuming we have developed the pivotal/commercial process on our partner’s behalf, that process is transferred to them.

Based on the discussion above, we have determined that the most appropriate period of time over which to recognize the upfront license payments would be over the period of our substantial involvement with the development of a partner’s drug candidate.  We referred to this time period as the development phase in our footnote, not meaning to infer that it coincided with an entire development phase of a drug product, which would traditionally go through FDA approval.

In our future filings, beginning with the 2012 Q3 Form 10-Q, we will enhance our discussion of this period of substantial involvement in order to clarify the rationale behind its use in recognizing revenue, using the discussion points made previously in this response.

6.             In the last paragraph of your exclusive licenses policy on page 65 you indicate that your agreements with milestone fees generally meet the criteria of ASU 2010-17 and that you recognize revenue when such milestones are achieved.  Please provide us proposed revised policy disclosure to be included in future periodic reports that describes the criteria of ASU 2010-17 consistent with the requirement in ASC 605-28-50-1 and separately demonstrate to us how your agreements with substantive milestones meet the requirements of ASC 605-28-25-2.  In addition, for each agreement with substantive milestones identified in Note C, please provide us proposed revised disclosure to be included in future periodic reports that describes each milestone and related contingent consideration and indicate the factors considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2.

Response 6:

In response to this comment and for the Staff’s convenience, we have broken out our responses under three sections responding to the three sub-comments in this comment.

A.             Please provide us proposed revised policy disclosure to be included in future periodic reports that describes the criteria of ASU 2010-17 consistent with the requirement in ASC 605-28-50-1.

In response to the Staff’s comment regarding the criteria of ASU 2010-17, we intend to revise our disclosure regarding the policy on milestone payments in the subsection entitled “Revenue Recognition” within Note B (Summary of Significant Accounting Policies) as well as in our critical accounting policies disclosure in the MD&A in our future filings, beginning with the 2012 Q3 Form 10-Q.  The proposed disclosures are set forth in Exhibit C attached hereto.

B.             Separately demonstrate to us how your agreements with substantive milestones meet the requirements of ASC 605-28-25-2.

As noted within the proposed revised disclosure set forth in Exhibit C attached hereto, we have aggregated the potential milestone payments from each partner into three categories: (1) development milestones, (2) regulatory milestones, and (3) sales milestones.  As described in our response to Comment 5, we have concluded that we have substantial involvement with the efforts of our collaborative partners during the development phase (a term defined by us and discussed further in our response to Comment 5).  As a result, we have determined that non-refundable development and regulatory milestones that are expected to be achieved as a result of our efforts during the development phase are considered substantive.  We have clarified in such proposed revised disclosure that our other milestones are not substantive; however, they are still recognized upon the achievement of the milestone (assuming all other revenue recognition criteria have been met) because there are no undelivered elements that would preclude revenue recognition at that time (i.e., since our substantial involvement would have ended prior to the milestone being achieved).

We respectfully inform the Staff that we believe our non-refundable development and regulatory milestones that are expected to be achieved during the development phase meet the three criteria in ASC 605-28-25-2 as follows:

•                  The consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone.

At the inception of each arrangement (or upon the adoption of ASU No. 2010-17 for yet-to-be achieved milestones included within arrangements initiated prior to that date), we evaluated the milestone consideration and determined it was commensurate with our performance to achieve the milestone considering our significant involvement with each collaborator during the development phase.

We also determined that the milestone consideration was commensurate with the enhancement of the value of the license as it represented a significant step toward product approval — such a step representing a significant enhancement of value to the underlying license obtained by the collaborator.  As a drug candidate advances through the development phase, each successive milestone payment generally increases in amount.  This reflects the common understanding that a drug candidate is generally worth more as an out-license candidate the further along in the regulatory approval process it is.

•                  The consideration relates solely to past performance.

The work that has already been performed or will be performed by us, in conjunction with the collaborator’s own efforts, prior to achievement of these milestones enables these milestones to be achieved.  There are no further obligations or performance requirements for us with respect to these milestones once they are achieved.  No milestone event is contingent on any future activity.  For example, a common milestone in our arrangements is the commencement of a phase I clinical trial.  This event would not have occurred without all of our efforts and, once the trial commences, the milestone has been achieved.

•                  The consideration is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

At the inception of each arrangement (or upon the adoption of ASU No. 2010-17 for yet-to-be achieved milestones included within arrangements initiated prior to that date), we evaluated the milestone consideration and determined that it was reasonable relative to all of the deliverables and payment terms within each arrangement.   Our determination was based upon the following considerations:

•                  Milestone payments are structured to acknowledge the fact that the underlying license, if it results in an approved product, will be very valuable to the collaborative partner.  However, the probability of a product being successfully developed and approved is very low in our industry and the associated expense to the collaborative partners is very high.  As a result, the aggregate milestone payments that potentially could be earned under our arrangements are: (a) structured such that they are only due as significant developmental hurdles are met and (b) many times larger than any upfront license or option fees due in the early years of the arrangement.  For example, our Roche arrangement includes potential milestone payments of $44 million (of which, $13.5 million are considered substantive) as compared to a $2 million upfront payment.

•                  Our milestone payments generally are due within 30 to 60 days of achievement of the underlying event, which is consistent with the payment terms of other deliverables.

C.            In addition, for each agreement with substantive milestones identified in Note C, please provide us proposed revised disclosure to be included in future periodic reports that describes each milestone and related contingent consideration and indicate the factors considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2.

We respectfully propose to the Staff that in lieu of disclosing each individual milestone and related contingent consideration for each agreement with substantive milestones identified in Note C (Agreements) to our consolidated financial statements, that we instead group these milestones into categories of development, regulatory and sales milestones for each agreement.  In addition, we propose to disclose the next potential milestone and associated contingent payment.

We believe the disclosure approach proposed will help investors focus on the milestones and contingent consideration that will have the potential to impact us in the relatively nearer term and thus is more likely to be meaningful to an investor’s understanding of our business.  While ASC 605-28-50-2 clearly states that disclosures are required at the individual milestone level, we do not believe the Financial Accounting Standards Board intended for preparers to ignore materiality when complying with the requirements.  Therefore, while we believe we should provide the required disclosures for each material milestone, we believe it is appropriate to aggregate disclosures for immaterial milestones.  With the license agreements we currently have in effect, we have over 150 potential milestone events that can occur.  Assuming future licenses are taken as a result of our last two research agreements, that number could easily exceed 250.  Utilizing this approach to disclosure, we believe we are mitigating the risk of providing potentially confusing, misleading and non-material information to investors, while achieving the goal of plainly telling investors what is material to an understanding of our business at any given time to help them make informed investment decisions.

We currently disclose in the aggregate all of our milestones and related consideration when describing our significant agreements.  Milestones on an individual basis are not considered material to our business due to the fact that the dollar value of the milestone is small compared to our financial position, the probability of achieving the milestone is low, and/or the timing of the potential milestone is several years away.  In our company’s thirty-year history, we have had numerous instances where a collaborator’s development of a drug candidate has terminated for reasons including disappointing clinical findings and/or changes in a collaborator’s corporate priorities, direction and/or return on investment calculations, resulting in none of the future milestones ever being achieved.  We believe that listing all of our potential milestones individually would only serve to be potentially misleading to investors.  There are also examples in our history whereby a milestone event was not well-defined in our agreement with a partner and negotiations were required to resolve the matter.  Therefore, in order not to be potentially misleading, contractual definitions of milestones may also have to be included in the footnotes which could add significant length to the financial statements.  Financial statement footnotes are intended to provide additional factual and historical detail to supplement our financial statements; however, if all of our individual milestones and payments are disclosed, we may need to provide supplemental forward-looking information for each milestone and payment in the disclosure.  There are numerous factors that affect the probability that we may achieve any particular milestone and receive the related consideration.  Including discussion in financial statement footnotes of these factors may create significant difficulties for our auditors to render an unqualified opinion on the integrity of the financial statements as a whole, due to the forward-looking nature of the disclosure.  We believe information on the contingencies and definitions for each and every milestone goes well beyond the intent of the financial statement footnotes as a record of actual historical information.

We respectfully submit that our proposal to disclose aggregated milestones along with the next potential milestone and related contingent payments for each of our significant agreements is more meaningful information for an investor than a detailed description of each individual milestone and payment.  Because the next potential milestone is closer in time, we and our investors have greater visibility regarding the progress being made towards achieving the milestone. We are constantly evaluating the likelihood we will receive the next milestone payment under each partner program and we incorporate the result of this evaluation into the financial guidance we provide our shareholders on a recurring basis.  Accordingly, our proposal represents a more integrated disclosure of information material to investors, which we believe will be the most meaningful, useful and not misleading because it ties together this disclosure with the progress updates we provide on our drug programs in the business section of our reports and elsewhere and in the periodic financial guidance we provide to our investors.

An example of our proposed revised disclosure describing our potential milestone and related contingent payments to be included in our future filings, beginning with the 2012 Q3 Form 10-Q, is set forth in Exhibit D attached hereto.

We believe this integrated approach provides our investors the right amount and type of information to make informed investment decisions without potentially misleading them.  We respectfully request the Staff to consider our proposed disclosure as an alternative way to accomplish the goals we all have of enabling our investors make such decisions.

7.              In your broad option agreement policy disclosure on page 65 you indicate that you account for the option granted to collaborators differently depending upon whether the option is considered substantive.  If so, you recognize the upfront option fee over the option period, if not, you recognize the upfront fee over the period from the contract signing through the end of the non-pivotal Phase II testing.  Please address the following comments:

•                  With a view toward revising your policy disclosure, please tell us what you mean by substantive in this instance.  Tell us whether, and if so how, it relates to substantive under the Milestone Method under ASU 2010-17.

•                  Please tell us how you applied this policy to your Novartis and Lilly agreements addressed further below.  In this regard, for both these agreements you do not appear to disclose whether either of the options inherent in the agreements is substantive.  Furthermore, your deferral of the upfront fee until the option is exercised in each instance does not appear to be consistent with either recognizing revenue over the option period for substantive options or over the period from contract signing through the end of non-pivotal Phase II testing for non-substantive options.

•                  Please tell us how this policy complies with GAAP and reference for us the authoritative literature you rely upon to support your accounting.

•                  With a view toward revising your policy disclosure, please clarify whether you are entitled to an additional fee upon a collaborator’s exercise of its option to secure a development and commercialization license to your TAP technology or whether the upfront fee is the only compensation associated with the option.

Response 7:

In response to this comment, we propose to include additional disclosure in our future filings, beginning with the 2012 Q3 Form 10-Q, regarding (1) the meaning of the term “substantive” as it is used in the context of our broad option agreements, (2) the factors we considered in applying this policy to the Novartis and Lilly agreements and whether the options inherent in those agreements were or were not considered to be substantive, and (3) what fees, if any, are due from collaborators upon their exercise of an option to obtain a development and commercialization license (each, a “D&C license”).  We also propose to include revised disclosure in our future filings, beginning with the 2012 Q3 Form 10-Q, to clarify our accounting policy for broad option agreements.  The proposed disclosures are set forth in Exhibit D, Exhibit E and Exhibit G attached hereto.

We supplementally advise the Staff as follows with respect to each of the four sub-comments in Comment 7:

•                  Meaning of the term “substantive”

In connection with our description of broad option agreements, the term “substantive” is used in the context of our consideration of whether the option (and the D&C license underlying the option — together, the “D&C License Option”) should be considered a deliverable at the inception of a broad option agreement.  If the D&C License Option is considered to be substantive (that is, the customer can truly make a choice as to whether or not they are going to exercise the option), then the underlying license to which it relates is not a deliverable at the inception of the arrangement and would be accounted for separately.  If the D&C License Option is not considered to be substantive, then we identify the D&C license as a deliverable and evaluate it under ASC 605-25 at the inception of the arrangement.  Accordingly, the use of the term “substantive” in this context is not reflective of how that term is used in ASU 2010-17.

ASC 605-25 applies to arrangements with multiple deliverables but does not provide guidance on determining if an arrangement includes multiple deliverables. In assessing whether a D&C License Option should be considered a deliverable at the inception of a broad option agreement, we considered interpretive guidance published by Ernst & Young that provides factors to consider in determining whether the D&C License Option would represent a deliverable at the inception of a broad option agreement.  Relevant excerpts from this interpretive guidance are set forth in Exhibit F attached hereto for the Staff’s convenience.

The Ernst & Young interpretive guidance describes a “substantive” option as an option where “the vendor is truly at risk as to whether the customer will choose to exercise the option.”  The interpretive guidance goes on to state that “[i]f an option is considered substantive, then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option.  In such cases, the products and services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.”  We believe this interpretive guidance is applicable in the absence of any specific guidance within ASC 605-25 relative to the determination of deliverables.  Accordingly, we have utilized this interpretive guidance in determining the deliverables at the inception of our broad option agreements.

We have provided in Exhibit E attached hereto proposed revised disclosure to clarify the meaning of the term substantive as it is used in the context of our broad option agreements.

•                  Evaluation of the D&C License Option in the Novartis and Lilly agreements

In applying our accounting policy to the Novartis and Lilly agreements, we considered the following factors in determining whether the D&C License Options represented deliverables at the inception of the agreements:

•                  the overall objective of the agreement;

•                  the benefit that the collaborator might obtain from the agreement without exercising the option;

•                  the cost to exercise the option relative to the total consideration to obtain the research and D&C licenses; and

•                  the additional financial commitments or economic penalties imposed on the collaborator as a result of exercising the option.

We do not consider the D&C License Options under either the Novartis or Lilly agreements to be substantive based on the following considerations:

(1) the overall objective of the agreements was for Novartis and Lilly to obtain D&C licenses;

(2) Novartis and Lilly would be unable to obtain significant benefit from the research license without exercising their D&C License Options to obtain D&C licenses because without a D&C license, no pathway to market exists (i.e., while Novartis and Lilly may have benefited from the technical know-how obtained in connection with the research license, only a D&C license conveys the right to utilize such know-how for commercial economic benefit) and, accordingly, we believe this factor, combined with the factor in (3) below, make it likely that Novartis and Lilly will exercise their options;

(3) the cost to exercise an option to obtain a D&C license (i.e., the exercise fee) is not significant relative to the total consideration to be paid to obtain research and D&C licenses by Novartis and Lilly; and

(4) there are no additional financial commitments or economic penalties imposed on Novartis and Lilly as a result of exercising their D&C License Options to obtain a D&C license (while Novartis and Lilly would be contractually committed to (i) further develop the technology underlying a D&C license at their own cost and (ii) pay future development milestones pursuant to the terms of the D&C license, there is no financial penalty for failure to meet those commitments; our only remedy in such a circumstance would be for Novartis or Lilly to forfeit their rights under the D&C license).

Accordingly, we concluded that the D&C licenses represented deliverables at the inception of the Novartis and Lilly agreements. We have provided in Exhibit D and Exhibit G attached hereto proposed disclosure relative to the Novartis and Lilly agreements that specifically states that each option is not considered to be substantive and the factors considered in reaching this decision.

In response to the Comments 8 and 10 below, we believe that the upfront payments associated with the research licenses for Novartis and Lilly should be combined with and accounted for as one unit of account with the respective D&C licenses.

•                  Accounting policy for broad option agreements and compliance with GAAP

Our broad option agreements provide collaborators (a) access to our TAP technology for a defined period of time via a research license or right-to-test agreement (referred to herein as a research license) and (b) a predetermined number of options, for a defined period of time, to secure or “take” D&C licenses to develop anticancer compounds to a limited number of targets on established terms.  Under these arrangements, fees may be due to us (i) at the inception of the arrangement (which we refer to as “upfront” fees or payments), (ii) upon taking an option with respect to a specific target (which we refer to as fees or payments earned, if any, when the option is “taken”), (iii) upon the exercise of a previously taken option to acquire a D&C license with respect to the target (which we refer to as fees or payments earned, if any, when the D&C license is “taken”), or (iv) some combination of all of these fees.  Over the term of the research license, which also extends through the term of the option to “take” a D&C license, we may provide technical assistance and share any technology improvements with the collaborator.

A.            Broad Option Agreements — prior to adoption of Accounting Standards Update 2009-13, Multiple Deliverable Revenue Arrangements

The accounting for broad option agreements is dependent on the nature of the option granted to the collaborative partner.  For our broad option agreements with Amgen and Sanofi (which were entered into prior to our adoption of ASU 2009-13, we concluded that the options inherent in the agreements were substantive and did not contain a significant incremental discount.  Accordingly, we did not consider the D&C licenses underlying the options as deliverables at the inception of the broad option agreements.  As a result of the Company’s obligation to provide technical assistance and share any technology improvements over the term of the research license we deferred any upfront payments received at the inception of the agreement and recognized the revenue ratably over the period during which the collaborator could elect to take an option for a D&C license because the research license could not be separated from the Company’s continuing involvement over the research period.  For any options taken by a collaborator, any option fee earned at that time was deferred and recognized ratably over the option period.

Our accounting policy as it relates to the upfront fees and option fees earned in connection with substantive options as stated on page 65 of the 2011 Form 10-K is as follows:

•                  Upfront fees — “recognizes this revenue over the period during which the collaborator could elect to take an option of a development and commercialization license.”

•                  Option fees — “deferred and recognized over the life of the option, generally 12 to 18 months.”

These policies are consistent with the predecessor guidance to ASU 2009-13 and the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition, which indicate that revenue cannot be recognized until “delivery has occurred or services have been rendered.”  As we may provide technical assistance or share any technology improvements at any time during the period where we have provided a collaborator access to our TAP technology through the research license, we concluded it was appropriate to defer any upfront payments or option payments received over the relevant performance period.  To the extent a collaborator exercises an option to obtain or “take” a D&C license, any exercise fee due, along with any unamortized option fee at that time, is attributed to the D&C license.  We would then apply the multiple-element revenue recognition criteria to the D&C license and any other deliverables to determine the appropriate revenue recognition, which generally will be consistent with our accounting policy for upfront payments on single-target licenses.  This policy is also stated on page 65 of the 2011 Form 10-K as follows:

“If a collaborator exercises an option and the Company grants a single target development and commercialization license to the collaborator, the Company accounts for any license fee as it would an upfront payment on a single target license, as discussed above.  Upon exercise of an option to acquire a development and commercialization license, the Company would also recognize any remaining deferred option fee or exercise fee as it would an upfront payment on a single target license as discussed above.”

In those circumstances where options are not deemed to be substantive, the D&C license underlying the option is considered to be a deliverable at the inception of a broad option agreement and we apply the multiple-element revenue recognition criteria to determine the appropriate revenue recognition for the deliverables in the arrangement.  This treatment is also consistent with the Ernst & Young interpretive guidance set forth in Exhibit F attached hereto. To date, only our arrangements with Novartis and Lilly contained such options which were entered into after the adoption of ASU 2009-13.

B.            Broad Option Agreements — subsequent to adoption of Accounting Standards Update 2009-13, Multiple Deliverable Revenue Arrangements

The only broad option agreements executed subsequent to our adoption of ASU 2009-13, were through our Novartis and Lilly arrangements and, as explained earlier within our response to this comment, the options within these arrangements were determined not to be substantive.

In order to more clearly describe our accounting policy for broad option agreements, we propose to revise the disclosure on pages 64 and 65 of the 2011 Form 10-K in our future filings, beginning with the 2012 Q3 Form 10-Q. The proposed revised disclosure is provided in Exhibit E attached hereto.

•                  Option exercise fees

The fees owed to us upon a collaborator’s exercise of an option vary by agreement.  We have described this fact and also included a description of the amounts payable upon exercise of an option under each of our broad option agreements with Amgen, Lilly, Novartis and Sanofi in the proposed revised disclosure in Exhibit D and Exhibit G attached hereto.

C. Agreements
Significant Collaborative Agreements
Novartis, page 79

8.              You determined that the research license sold to Novartis, together with the development and commercialization licenses represent one unit of accounting.  You also determined that this unit of accounting has standalone value from the rights to future technological improvements and the research services.  Please provide us your analysis demonstrating how each unit of accounting had standalone value based on the requirements of ASC 605-25-25-5a.  For each deliverable identified as a separate unit of accounting, please state the factors that support or do not support a determination that the deliverable has value to the customer on a standalone basis and explain the judgment used to reach the final determination.  Tell us why the research license was considered to have no standalone value from the development and commercialization licenses.

Response 8:

As disclosed in Note C (Agreements) to our consolidated financial statements on page 80 of the 2011 Form 10-K, the Novartis agreement includes the following deliverables: (1) the research license; (2) the exclusive D&C licenses; (3) rights to future technological improvements; and (4) research services.  We concluded that the research license together with the exclusive D&C licenses represented one unit of accounting, as the research license does not have stand-alone value from the D&C licenses.  We also concluded that this unit of accounting had stand-alone value from the rights to future technological improvements and the research services.  The rights to future technological improvements and the research services were also determined to be separate units of accounting as each of these was determined to have stand-alone value.

In determining which deliverables represented separate units of accounting, we considered the stand-alone value criteria in ASC 605-25-25-5a.  In evaluating these criteria, we also considered the remarks of the Staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments on December 7, 2009 which illustrate an example of a license for technology to be used in the development of a new drug that may have stand-alone value in certain circumstances, even if the vendor does not sell the item separately and the customer is contractually restricted from reselling the license.  The Staff acknowledged in their remarks that the license described in their example, which was sold with research and development services, could have stand-alone value if, for instance, the research and development services are not proprietary and other vendors provide the research and development services necessary to derive value from the technology, as this indicates the customer could have purchased the license on a stand-alone basis.  We believe the example provided by the Staff in its remarks is relevant to our evaluation of the identified deliverables and related units of accounting in the Novartis agreement.  Additionally, we also considered technical position papers by Ernst & Young, KPMG and PricewaterhouseCoopers that support the determination of stand-alone value in the absence of both the item being sold separately and the customer having the ability to sell the item on a stand-alone basis.  Relevant excerpts from these position papers are set forth in Exhibit F attached hereto for the Staff’s convenience.  Based upon the guidance in the SEC Staff speech and the accounting firm technical position papers, we determined that even though a customer is precluded from reselling a D&C license, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables indicates that the item has stand-alone value.

The Company’s analysis of each of the identified deliverables in the Novartis agreement follows:

•                  Research license — We do not believe the research license has stand-alone value separate and apart from the exclusive D&C licenses.  The research license does not meet the stand-alone value criteria in ASC 605-25 because (1) the research license is not sold separately by any vendor and (2) the customer may not resell the item on a stand-alone basis in that the research license is not transferrable and may not be sublicensed.  Further, we noted that Novartis will not be able to fully derive the value from the research license without the benefit of the exclusive D&C licenses (i.e., an undelivered element).

The Novartis agreement was designed to provide Novartis with access to our technology for the purpose of evaluating and then developing multiple antibody-drug conjugates using various combinations of Novartis antibodies and our cytotoxic agents for potential therapeutic use against those targets subject to exclusive D&C licenses.  The exclusive D&C licenses provided by the agreement are the mechanism that allows Novartis to potentially commercialize the knowledge obtained under the research license.  While Novartis would obtain valuable knowledge pursuant to its rights under the research license (e.g., the ability to perform exclusive research over a number of potential targets prior to committing to an exclusive D&C license and future development costs), without the ability to obtain exclusive D&C licenses there would be no means to take developed drugs to the market or otherwise commercialize any of the know-how through the research license.  Accordingly, we concluded that Novartis would not have entered into the research license without the ability to obtain the exclusive D&C licenses and thus the research license lacked stand alone value.

•                  Exclusive D&C licenses - While the research license does not have stand-alone value separate and apart from the exclusive D&C licenses, we concluded the exclusive D&C licenses, once delivered, have stand-alone value from both the rights to future technological improvements and the research services.  While an exclusive D&C license is not sold separately by any other vendor, Novartis has the ability to grant sublicenses to the exclusive D&C licenses covering our existing technology (i.e., the customer may resell the item on a stand-alone basis).  Further, we believe Novartis would be able to use the exclusive D&C licenses for their intended purpose without the receipt of the remaining undelivered elements under the agreement (i.e., any research services or future improvements to our technology).

With respect to the rights to future technological improvements, we concluded that obtaining use from the exclusive D&C licenses is not conditioned on future technology improvements and therefore the existence of this deliverable does not affect our conclusion that the exclusive D&C licenses have stand-alone value.  Our conclusion is based on consideration of the following factors:

•                  Our current technology is used in multiple development-stage product candidates in clinical testing, including one in late-stage trials for treatment of advanced HER2+ breast cancer, and therefore has the potential to generate economic benefits to the holder of the D&C license; and

•                  There is no obligation to deliver future technological improvements (any such improvements are made available on a “when and if available” basis).

•                  Rights to future technological improvements - We concluded the right to future technological improvements also has stand alone value.  This conclusion is based on similar factors as those outlined in evaluating the stand-alone value criteria relative to the exclusive D&C licenses covering our existing technology.

•                  Research services — We concluded the research services contemplated in the Novartis agreement met the stand-alone value criteria upon delivery because similar research services are sold by other vendors on a stand-alone basis (as previously described).

Form 10-Q for the Quarterly Period Ended December 31, 2011

Consolidated Financial Statements (unaudited)
Notes to Consolidated Financial Statements
B.  Collaborative Agreements
Lilly, page 13

9.              Please provide us proposed disclosure to be included in future periodic reports that includes the following information regarding your licenses sold to Lilly:

•                  The significant deliverables within the arrangement

•                  The general timing of delivery or performance of services for the deliverables

•                  Performance, cancellation, termination, and refund-type provisions

•                  A discussion of the significant factors, inputs, assumptions, and methods used to determine selling prices for the significant deliverables

•                  Whether the significant deliverables in the arrangements qualify as separate units of accounting and, if not, the reasons that they do not qualify

•                  The general timing of revenue recognition for significant units of accounting

•                  The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

Your revised disclosure should include both qualitative and quantitative information necessary for a user of the financial statements to understand the nature of the judgments made in applying ASU 2009-13 and the changes in either those judgments or the application of ASU 2009-13 that may significantly affect the timing or amount of revenue recognition.

Response 9:

In response to this comment, we propose to provide disclosure of the Lilly agreement as set forth in Exhibit G attached hereto in the footnotes to the consolidated financial statements included in our future filings, beginning with the 2012 Q3 Form 10-Q.

Please note that in our Note B (Summary of Significant Accounting Policies), we state that there are no performance, cancellation, termination or refund provisions in any of our arrangements that contain material financial consequences to the Company.  Accordingly, we do not repeat that fact in the detailed discussion of any individual arrangement.

We also respectfully advise the Staff that there have been no changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting.

10.       Please provide us your analysis demonstrating how each identified unit of accounting had standalone value based on the requirements of ASC 605-25-25-5a.  For each deliverable identified as a separate unit of accounting, please state the factors that support or do not support a determination that the deliverable has value to the customer on a standalone basis and explain the judgment used to reach the final determination.

Response 10:

As described in the proposed disclosure in Exhibit G attached hereto, the Lilly agreement includes the following deliverables: (1) the research license; (2) the exclusive D&C licenses; (3) rights to future technological improvements; (4) the obligation to provide quantities of cytotoxic agent; and (5) research services.  We concluded that the research license together with the exclusive D&C licenses represented one unit of accounting, as the research license does not have stand-alone value from the D&C licenses.  We also concluded that this unit of accounting had stand-alone value from the rights to future technological improvements, the obligation to provide quantities of cytotoxic agent, and the research services.  The rights to future technological improvements, the obligation to provide cytotoxic agent, and the research services were also determined to be separate units of accounting as each of these was determined to have stand-alone value.

In determining which deliverables represented separate units of accounting, we considered the stand-alone value criteria in ASC 605-25-25-5a and evaluated these criteria considering the same items as set forth in the second paragraph of our response to Comment 8 above.

The Company’s analysis of each of the identified deliverables in the Lilly agreement follows:

•                  Research license - We do not believe the research license has stand-alone value separate and apart from the exclusive D&C licenses.  The research license does not meet the stand-alone value criteria in ASC 605-25 because (1) the research license is not sold separately by any vendor and (2) the customer may not resell the item on a stand-alone basis in that the research license is not transferrable and may not be sublicensed.  Further, we noted that Lilly will not be able to fully derive the value from the research license without the benefit of the exclusive D&C licenses (i.e., an undelivered element).

The Lilly agreement was designed to provide Lilly with access to our technology for purposes of evaluating and then developing multiple antibody-drug conjugates using various combinations of Lilly antibodies and our maytansinoid cytotoxic agents for potential therapeutic use against those targets subject to exclusive D&C licenses.  The exclusive D&C licenses provided by the agreement are the mechanism that allows Lilly to potentially commercialize the knowledge obtained under the research license.  While Lilly would obtain valuable knowledge pursuant to its rights under the research license (e.g., the ability to perform exclusive research over a number of potential targets prior to committing to an exclusive D&C license and future development costs), without the ability to obtain exclusive D&C licenses there would be no means to take developed drugs to the market or otherwise commercialize any of the know-how gained through the research license.  Accordingly, we concluded that Lilly would not have entered into the research license without the ability to obtain the exclusive D&C licenses and thus the research license lacked stand alone value.

•                  Exclusive D&C licenses - While the research license does not have stand-alone value separate and apart from the exclusive D&C licenses, we concluded the exclusive D&C licenses, once delivered, have stand-alone value from both the rights to future technological improvements, the obligation to provide cytotoxic agent, and the research services.  While an exclusive D&C license is not sold separately by any other vendor, Lilly has the ability to grant sublicenses to the exclusive D&C licenses covering our existing technology (i.e., the customer may resell the item on a stand-alone basis).  Further, management believes Lilly would be able to use the exclusive D&C licenses for their intended purpose without the receipt of the remaining undelivered elements under the agreement (i.e., any research services, supply of cytotoxic agent, or future improvements to our technology).

With respect to the supply of cytotoxic agent, we noted that Lilly is not obligated to source cytotoxic agent from us.  We contract directly with a contract manufacturing organization

(“CMO”) to manufacture cytotoxic agent and Lilly could elect to source cytotoxic agent directly from this CMO or could elect to have cytotoxic agent manufactured by another CMO of its choosing.  Accordingly, we believe that obtaining use from the exclusive D&C licenses is not dependent on our supplying quantities of cytotoxic agent to Lilly.

With respect to the rights to future technological improvements, we concluded that obtaining use from the exclusive D&C licenses is not conditioned on future technology improvements and therefore the existence of this deliverable does not affect our conclusion that the exclusive D&C licenses have stand-alone value.  Our conclusion is based on consideration of the following factors:

•                  Our current technology is used in multiple development-stage product candidates in clinical testing, including one in late stage trials for the treatment of advanced HER2+ breast cancer, and therefore has the potential to generate economic benefits to the holder of the D&C license; and

•                  There is no obligation to deliver future technological improvements (any such improvements are made available on a “when and if available” basis).

•                  Rights to future technological improvements - We concluded the right to future technological improvements also has stand-alone value.  This conclusion is based on similar factors as those outlined in evaluating the stand-alone value criterion relative to the exclusive D&C licenses covering our existing technology.

•                  Research services — We concluded the research services contemplated in the Lilly agreement met the stand-alone value criteria upon delivery because similar research services are sold by other vendors on a stand-alone basis (as previously described).

•                  Supply of cytotoxic agent — We concluded the quantities of cytotoxic agent provided to Lilly meet the stand-alone value criteria upon delivery because there are other vendors that sell cytotoxic agent on a stand-alone basis (as previously described).

*                                         *                                         *

As requested in the Comment Letter, the Company acknowledges that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 895-0600.

Sincerely,

/s/ Gregory D. Perry

Gregory D. Perry
Executive Vice President and
Chief Financial Officer

Exhibit A

Proposed Revised Disclosure based on our
Annual Report on Form 10-K for the fiscal year ended June 30, 2011

The disclosure under the heading “Out-licenses and Collaborations” in Item 1 (Business) of the 2011 Form 10-K will be revised as follows in our future filings, beginning with the 2012 Form 10-K.  Additional disclosure has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision to reflect subsequent developments.

*                                         *                                         *

Out-licenses and Collaborations

We selectively out-license restricted access to our TAP technology to other companies to provide us with cash to fund our own product programs and to expand the utilization of our technology.  These agreements typically provide the licensee with rights to use our TAP technology with any of its antibodies and to apply them to a defined target to develop products.  The licensee is generally responsible for the development, clinical testing, manufacturing, registration and commercialization of any resulting product candidate.  As part of these agreements, we are generally entitled to receive upfront fees, potential milestone payments, royalties on the commercial sales of any resulting products and research and development funding based on activities performed at our collaborative partner’s request.  We are also ~~reimbursed~~ compensated for ~~our direct and a portion of overhead costs to manufacture~~ preclinical and clinical materials ~~and, under certain collaborative agreements, the reimbursement may include a profit margin~~ supplied to our partners.  ~~Our principal out-licenses and collaborative agreements are described below.~~

We will not receive royalty payments from a TAP technology collaboration until a product candidate developed under the license is approved for marketing and commercialized, nor do we expect to receive significant individual milestones payments under our existing collaborations prior to product approval.  Achievement of product approval requires, at a minimum, favorable completion of preclinical development and evaluation, assessment of early-stage clinical trials, advancement into pivotal and/or Phase III clinical testing, completion of this later-stage clinical testing with favorable results, and completion of regulatory submission and review.  The only collaboration that may provide us with royalty revenue and significant milestone payments in the foreseeable future is our 2000 single-target agreement with Roche.  Below is a table setting forth our active collaborations, the number of targets licensed and current status of the product candidates being developed thereunder:

Collaborator	Agreement Type	Effective Date(s)	Development Status(1)
Amgen(2)	Multi-target	2000	Research/Preclinical
Bayer HealthCare	Single-target	2008	IND Submitted
Biotest	Single-target	2006	Phase I
Novartis(3)	Multi-target	2010	Research/Preclinical
Roche	Single-target	2000	Phase III
Roche	Multi-target	2000	Research/Preclinical
Sanofi	Multi-target	2003	Phase I
Sanofi(4)	Multi-Target	2006	Research/Preclinical

(1)          For collaborations involving multiple targets, development status denotes the most advanced program under the collaboration.

(2)          Amgen has exclusive licenses to two targets and also has a combination of exclusive and non-exclusive options providing Amgen with the right to take additional licenses, on pre-negotiated terms, for additional targets during the respective option periods.

(3)          Novartis has the right to take exclusive options providing it with the right to take licenses, on pre-negotiated terms, to specified targets during the respective option periods.

(4)          Sanofi has the right to take exclusive options providing it with the right to take licenses, on pre-negotiated terms, to specified targets during the respective option periods.

Roche

In May 2000, we granted Roche, through its Genentech unit, an exclusive license to our maytansinoid TAP technology for use with antibodies that target HER2, such as trastuzumab.  Under the terms of this agreement, Roche has exclusive worldwide rights to develop and commercialize maytansinoid TAP compounds with antibodies or other proteins that target HER2.  Roche is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.  We are ~~reimbursed~~ compensated for any preclinical and clinical materials that we manufacture under the agreement.  We received a $2 million non-refundable payment from Roche upon execution of the agreement.  We are also entitled to receive up to $44 million in milestone payments from Roche under the agreement, as amended in May 2006, in addition to tiered royalties in the mid-single digits on the commercial sales of any resulting products if and when such sales commence.  ~~Roche began Phase III evaluation of T-DM1 in February 2009, which triggered a $6.5 million milestone payment to us.  Through June 30, 2011, we have received a total of $13.5 million in milestone payments.~~  On an individual country basis, royalties on commercial sales will be reduced to the low single digits at any time during the applicable royalty period that the product is not covered by an ImmunoGen patent in that country.  Roche may terminate this agreement for convenience at any time upon 90 days’ prior written notice to us.  The agreement may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, the agreement will continue in effect until the expiration of Roche’s royalty obligations.  For each product and country, Roche’s royalty obligations commence with the first commercial sale of that product in that country, and extend for a period of 10 years from the date of that first commercial sale in that country, although if the product (or its manufacture, use or sale) is covered by an ImmunoGen patent in that country on such tenth anniversary, then the period during which royalties are payable is extended until 12 years from the date of the first commercial sale in that country.

Roche began Phase III evaluation of T-DM1 in February 2009, which triggered a $6.5 million milestone payment to us.  Through June 30, 2011, we have received a total of $13.5 million in milestone payments under this agreement.

~~Roche, through its Genentech unit, also has licenses for the exclusive right to use our maytansinoid TAP technology with antibodies to four undisclosed targets, which were granted under the terms of a separate 2000 right-to-test agreement with Genentech.  Roche is responsible for the development, manufacturing, and marketing of any products resulting from these licenses.  For each of these licenses we received a $1 million license fee and are entitled to receive up to $38 million in milestone payments and also royalties on the commercial sales of any resulting products if and when such sales commence.~~

~~Roche no longer has the right to take additional licenses under the right-to-test agreement.  We received non-refundable technology access fees totaling $5 million for the eight-year term of the agreement.~~

~~Amgen~~

~~In September 2000, we entered into a ten-year right-to-test agreement with Abgenix, Inc., which was later acquired by Amgen.  The agreement provides Amgen with the right to test our maytansinoid TAP technology with antibodies to a defined number of targets on either an exclusive and or non-exclusive basis for specified option periods and to take exclusive or non-exclusive licenses to use our TAP technology to develop and commercialize products for individual targets on agreed-upon terms.  We received a $5 million technology access fee in September 2000.  Under the agreement, in September 2009 and November 2009, we entered into two development and license agreements with Amgen and received a $1 million upfront payment with each license taken.  In addition to the $1 million upfront payment, we are entitled to earn milestone payments potentially totaling $34 million per target for each compound developed under the right-to-test agreement, as well as royalties on the commercial sales of any resulting products.  In September 2010, we granted Amgen a combination of exclusive and non-exclusive options to test our TAP technology with antibodies to specific antigen targets.  For each option taken, Amgen paid us a nominal fee.  These options provide Amgen with the right to take a license to each of these targets, during the time period~~

~~allowed, on the license terms established I the September 2000 agreement.  Amgen no longer has the right to designate new targets under this agreement, although the option periods with respect to the designated targets for the options granted will remain in effect for the remainder of the respective option periods.~~

~~Sanofi~~

~~In July 2003, we entered into a broad collaboration agreement with Sanofi (formerly Aventis) to discover, develop and commercialize antibody-based anticancer therapeutics.~~

~~The agreement provides Sanofi with worldwide commercialization rights to new anticancer therapeutics developed to targets that are included in the collaboration, including the right to use our TAP technology and our humanization technology in the creation of therapeutics to these targets.  The product candidates (targets) currently in the collaboration include SAR3419 (CD19), SAR650984 (CD38), SAR566658 (DS6, also known as CA6) and other earlier-stage compounds that have yet to be disclosed.~~

~~The collaboration agreement entitles us to receive milestone payments potentially totaling $21.5 million for each therapeutic now included in the collaboration agreement.  Through June 30, 2011, we have earned a total of $5 million in milestone payments related to the three product candidates noted above and a target not yet disclosed.  We also earned an aggregate of $8 million of milestone payments related to two product candidates previously in the collaboration that have been returned to us along with the rights to the respective targets.~~

~~The agreement also entitles us to royalties on the commercial sales of any resulting products if and when such sales commence.  Sanofi is responsible for the cost of development, manufacturing and marketing of any products created through the collaboration.  We are reimbursed for any preclinical and clinical materials that we make under the agreement.  The collaboration agreement also provides us an option to certain co-promotion rights in the U.S. on a product-by-product basis.  The terms of the collaboration agreement allow Sanofi to terminate our co-promotion rights if there is a change in control of our company.~~

~~As part of this agreement, Sanofi paid us an upfront fee of $12.0 million in August 2003.  Inclusive of all of its allowed extensions, the agreement enabled us to receive committed research funding totaling $79.3 million over the five years of the research collaboration.  The two companies subsequently agreed to extend the date of research funding through October 2008 to enable completion of previously agreed-upon research.  We recorded the research funding as it was earned based upon its actual resources utilized in the collaboration.  We earned $81.5 million of committed funding over the duration of the research collaboration and are now compensated for research performed for Sanofi n a mutually-agreed upon basis.~~

~~In October 2006, Sanofi licensed non-exclusive rights to use our proprietary resurfacing technology to humanize antibodies to targets not included in the collaboration, including antibodies for non-cancer applications.  This license provides Sanofi with the non-exclusive right to use our~~

~~proprietary humanization technology through August 31, 2011 with the right to extend for one or more additional periods of three years each by providing us with written notice prior to expiration of the then-current license term.  Under the terms of the license, we received a $1 million license fee, half of which was paid upon contract signing and the second half was paid in August 2008, and in addition, we are entitled to receive milestone payments potentially totaling $4.5 million for each antibody humanized under this agreement and also royalties on commercial sales, if any.~~

~~In August 2008, Sanofi exercised its option under a separate 2006 agreement for expanded access to our TAP technology.  The exercise of this option enables Sanofi to evaluate, with certain restrictions, our maytansinoid TAP technology with antibodies to targets that were not included in the existing research collaboration between the companies and to license the exclusive right to use the technology to develop products to specific targets based on the terms in the 2006 agreement. We are entitled to earn upfront and milestone payments potentially totaling $32 million per target for each compound developed under the 2006 agreement, as well as royalties on the commercial sales of any resulting products.  We are also entitled to manufacturing payments for any materials made on behalf of Sanofi.  We received $500,000 in December 2006 with the signing of the option agreement and we received $3.5 million with the exercise of this option in August 2008.  The agreement has a had a three-year term from the date of exercise of the option and was renewed by Sanofi for one additional three-year term by payment of a $2 million fee by in August 31, 2011.~~

~~Biotest~~

~~In July 2006, we granted Biotest an exclusive license to use our maytansinoid TAP technology to develop and commercialize therapeutic compounds directed to the target CD138.  We received a $1 million upfront payment upon execution of the license.  In September 2008, Biotest began Phase I evaluation of BT-062, which was created under this license.  This event triggered a $500,000 milestone payment to us.  Assuming all benchmarks are met under this agreement, we could receive up to $35.5 million in milestone payments.  We are also entitled to receive royalties on the commercial sales of any resulting products.  We are also entitled to receive payments for manufacturing any preclinical and clinical materials made at the request of Biotest.~~

~~The license agreement also provides us with the right to elect, at specific stages during the clinical evaluation of any compound created under this agreement, to participate in the U.S. development and commercialization of that compound in lieu of receiving royalties on U.S. sales and the milestone payments not yet earned.  We can exercise this right by making a payment to Biotest of an agreed-upon fee of $5 million or $15 million, depending on the stage of development.  Upon exercise of this right, we would share equally with Biotest the associated costs of product development and commercialization in the U.S. along with the profit, if any, from U.S. product sales.~~

~~Bayer HealthCare~~

~~In October 2008, we granted Bayer HealthCare an exclusive license to use our maytansinoid TAP technology to develop and commercialize therapeutic compounds directed to mesothelin.  Bayer HealthCare is responsible for the research, development, manufacturing and marketing of any~~

~~products resulting from the license.  We received a $4 million upfront payment upon execution of the license, and — for each compound developed and marketed by Bayer HealthCare under this collaboration — we could potentially receive up to $170.5 million in milestone payments; additionally, we are entitled to receive royalties on the commercial sales of any resulting products if and when such sales commence.  We are also entitled to receive payments for manufacturing preclinical and clinical materials at the request of Bayer HealthCare as well as for related process development activities performed on behalf of Bayer HealthCare.~~

~~In June 2011, Bayer HealthCare filed an IND with the FDA which triggered a $2 million payment to us.  Through June 30, 2012, we have received a total of [$3] million in milestone payments.~~

~~Novartis~~

~~In October 2010, we entered into an agreement with Novartis Institutes for BioMedical Research, Inc. (Novartis) that initially provides Novartis with a research license to test our TAP technology with Novartis’ antibodies and an option to take exclusive licenses to use our TAP technology to develop and commercialize therapeutic products for a specified number of individual antigen targets.  The initial term of the research license is for three years and it may be extended by Novartis for up to two one year periods by the payment of additional consideration.  The terms of the agreement also require Novartis to exercise its option for the development and commercialization licenses by the end of the research term.  Novartis is responsible for the development, manufacturing, and marketing of any products resulting from the development and commercialization licenses.  We received a $45 million payment in connection with the execution of the agreement, and we are entitled to receive additional payments for research and development activities performed on behalf of Novartis.  With respect to each development and commercialization license for an antigen target, we are entitled to receive milestone payments potentially totaling $200.5 million plus royalties on the commercial sales of any resulting products if and when such sales commence.  We are also entitled to receive payments for manufacturing preclinical and clinical materials at the request of Novartis as well as for related process development activities performed on behalf of Novartis.~~

Exhibit B

Proposed Revised Disclosure based on our
Annual Report on Form 10-K for the fiscal year ended June 30, 2011

The disclosure under the heading “Research and Development Expenses,” beginning with the fifth paragraph of such disclosure, in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the 2011 Form 10-K will be revised as follows in our future filings, beginning with the 2012 Q3 Form 10-Q.  Additional disclosure has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision to reflect subsequent developments.

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We do not track our research and development costs by project. Since we use our research and development resources across multiple research and development projects, we manage our research and development expenses within each of the categories listed in the following table and described in more detail below (in thousands):

	Year Ended June 30,
Research and Development Expense	2011	2010	2009
Research	$15,208	$14,200	$13,965
Preclinical and Clinical Testing	16,884	12,892	9,762
Process and Product Development	7,238	5,959	6,037
Manufacturing Operations	24,123	17,229	16,140
Total Research and Development Expense	$63,453	$50,280	$45,904

Research—Research includes expenses associated with activities to evaluate new targets and to develop and evaluate new antibodies, linkers and cytotoxic agents for our products and in support of our collaborators. Such expenses primarily include personnel, fees to in-license certain technology, facilities and lab supplies. Research expenses increased $1.0 million to $15.2 million in fiscal year 2011 from fiscal year 2010 and $235,000 to $14.2 million in fiscal year 2010 from fiscal year 2009. The increase in fiscal 2011 was principally due to an increase in salaries and related expenses and an increase in contract service expense related to various research studies conducted during the year for our IMGN901, IMGN529 and IMGN853 internal programs, as well as efficacy studies for potential new targets. The increase in fiscal year 2010 was principally the result of an increase in stock compensation costs.

Preclinical and Clinical Testing—Preclinical and clinical testing includes expenses related to preclinical testing of our own and, in certain instances, our collaborators’ product candidates, regulatory activities, and the cost of our own clinical trials. Such expenses include personnel, patient enrollment at our clinical testing sites, consultant fees, contract services, and facility expenses. Preclinical and clinical testing expenses increased $4.0 million to $16.9 million in fiscal year 2011 from fiscal 2010 and $3.1 million to $12.9 million in fiscal year 2010 from fiscal year 2009. The increase in fiscal year 2011 was primarily the result of an increase in clinical trial costs, particularly related to our IMGN901 studies, and an increase in salaries and related expenses. The increase in fiscal year 2010 was primarily the result of an increase in clinical trial costs driven by the advancement of our IMGN388 and IMGN901 clinical trials, an increase in consulting fees for regulatory assistance and preclinical studies conducted for potential clinical targets, and an increase in salaries and related expenses due to the addition of two executive officers and higher salary levels.

Process and Product Development—Process and product development expenses include costs for development of clinical and commercial manufacturing processes for our own and collaborator compounds. Such expenses include the costs of personnel, contract services and facility expenses. Total development expenses increased $1.2 million to $7.2 million in fiscal year 2011 from fiscal year 2010 and expenses decreased $78,000 to $6.0 million in fiscal year 2010 from fiscal year 2009. The increase in fiscal year 2011 was primarily the result of an increase in salaries and related expenses, as well as an increase in contract service expense due to increased outsourcing of certain release and stability testing of internal antibodies, particularly for IMGN529 and IMGN901.

Manufacturing Operations—Manufacturing operations expense includes costs to manufacture preclinical and clinical materials for our own and our collaborators’ product candidates, quality control and quality assurance activities and costs to support the operation and maintenance of our conjugate manufacturing facility. Such expenses include personnel, raw materials for our and our collaborators’ preclinical studies and clinical trials, development costs with contract manufacturing organizations, manufacturing supplies, and facilities expense. Manufacturing operations expense increased $6.9 million to $24.1 million in fiscal year 2011 from fiscal year 2010 and $1.1 million to $17.2 million in fiscal year 2010 from fiscal year 2009. The increase in fiscal year 2011 was primarily the result of (i) an increase in cost of ~~clinical materials reimbursed for~~ clinical materials shipped to partners during the current period and amounts of DMx written off as excess; (ii) an increase in antibody development and supply expense driven primarily by our IMGN529 and IMGN901 programs; (iii) an increase in raw materials used in production due to increased manufacturing activity; (iv) an increase in contract service expense driven by increased master cell bank testing costs incurred for IMGN529 and IMGN853, as well as increased fill/finish costs incurred for IMGN901and IMGN529; and (v) an increase in salaries and related expenses. Partially offsetting these increases, overhead utilization absorbed by the manufacture of clinical materials on behalf of our collaborators increased. The increase in fiscal year 2010 was primarily the result of (i) a decrease in overhead utilization from the manufacture of clinical materials on behalf of our collaborators; (ii) an increase in antibody supply and development expenses driven primarily by our IMGN901 program; and (iii) an increase in stock compensation costs. Partially offsetting these increases, cost of clinical materials shipped to partners decreased and contract service expense decreased due primarily to a decrease in DMx development activities and decreased outsourced analytical testing of IMGN901 and IMGN242.

Antibody expense in anticipation of potential future clinical trials, as well as our ongoing trials, was $3.7 million in fiscal year 2011, $1.1 million in fiscal year 2010, and $503,000 in fiscal year 2009. The process of antibody production is lengthy as is the lead time to establish a satisfactory production process at a vendor. Accordingly, costs incurred related to antibody production and development have fluctuated from period to period and we expect these cost fluctuations to continue in the future.

Exhibit C

Proposed Revised Disclosure based on our
Annual Report on Form 10-K for the year ended June 30, 2011

The last paragraph under the heading “Exclusive Licenses” in Note B (Summary of Significant Accounting Policies) to our consolidated financial statements included in the 2011 Form 10-K will be replaced with the following disclosure in our future filings, beginning with the 2012 Q3 Form 10-Q.  Additional disclosure has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision to reflect subsequent developments.  Similar changes will be made where appropriate to the disclosure in the MD&A in all such future filings.

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~~The Company’s license agreements have milestone fees which generally meet the criteria of ASU No. 2010-17, “Revenue Recognition — Milestone Method,” and accordingly, revenue is recognized when such milestones are achieved.~~

The Company’s license agreements have milestone payments which for reporting purposes are aggregated into three categories: (i) development milestones, (ii) regulatory milestones, and (iii) sales milestones.  Development milestones are typically payable when a product candidate initiates or advances into different clinical trial phases.  Regulatory milestones are typically payable upon submission for marketing approval with the FDA or other countries’ regulatory authorities or on receipt of actual marketing approvals for the compound or for additional indications.  Sales milestones are typically payable when sales reach certain levels.

At the inception of each agreement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone.  This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement.  The Company evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

Non-refundable developmental and regulatory milestones that are expected to be achieved as a result of the Company’s efforts during the development phase are considered substantive and are recognized as revenue upon the achievement of the milestone, assuming all other revenue recognition criteria are met.  Milestones that are not considered substantive are generally achieved after the development phase and are recognized as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

Exhibit D

Proposed Revised Disclosure based on our
Annual Report on Form 10-K for the fiscal year ended June 30, 2011

The disclosure under the heading “Significant Collaborative Agreements” in Note C (Agreements) to our consolidated financial statements included in the 2011 Form 10-K will be revised as follows in our future filings, beginning with the 2012 Q3 Form 10-Q.  Additional disclosure has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision to reflect subsequent developments.

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Roche

In May 2000, the Company granted Roche, through its Genentech unit, an exclusive license to the Company’s maytansinoid TAP technology for use with antibodies or other proteins that target HER2, such as trastuzumab.  Under the terms of this agreement, Roche has exclusive worldwide rights to develop and commercialize maytansinoid TAP compounds with antibodies that target HER2.  Roche is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.  The Company is ~~reimbursed~~ compensated for any preclinical and clinical materials that the Company manufactures under the agreement.  The Company received a $2 million non-refundable payment from Roche upon execution of the agreement.  The Company is also entitled to up to $44 million in milestone payments from Roche under this agreement, as amended in May 2006, in addition to royalties on the net sales of any resulting products.  Potential milestones are categorized as follows: development milestones — $13.5 million; and regulatory milestones — $30.5 million.  Roche began Phase II evaluation of T-DM1 in July 2007 and the Company earned and recognized a $5 million milestone payment with this event.  Roche began Phase III evaluation of T-DM1 in February 2009 and the Company earned and recognized a $6.5 million milestone payment with this event.  This milestone is included in license and milestone fees for the fiscal year ended June 30, 2009.  Through June 30, 2011, the Company has received and recognized $13.5 million in milestone payments related to T-DM1.  The next potential milestone the Company will be entitled to receive will be for marketing approval of T-DM1.  As this could occur first in either the U.S. or Europe, the next potential milestone due will be either $10.5 million with first approval in the U.S. or $5 million with first approval in Europe.  At the time of execution of this agreement, there was significant uncertainty as to whether these milestones would be achieved. In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product candidate, these milestones were deemed substantive.

Roche, through its Genentech unit, also has licenses for the exclusive right to use the Company’s maytansinoid TAP technology with antibodies to four undisclosed targets, which were granted under the terms of a separate May 2000 right-to-test agreement with Genentech.  For each of these licenses the Company received a $1 million license fee and is entitled to receive up to

$38 million in milestone payments and also royalties on the sales of any resulting products.  The potential milestones are categorized as follows: development milestones — $8 million; regulatory milestones — $20 million; and sales milestones — $10 million.  Roche is responsible for the development, manufacturing, and marketing of any products resulting from these licenses.  The next potential milestone the Company will be entitled to receive under any of these agreements will be for filing of an IND which will result in a $1 million payment being due.  Roche no longer has the right to take additional licenses under the right-to-test agreement.  The Company received non-refundable technology access fees totaling $5 million for the eight-year term of the agreement.  The upfront fees were deferred and recognized ratably over the period during which Genentech could elect to obtain product licenses.

Amgen

In September 2000, the Company entered into a ten-year right-to-test agreement with Abgenix, Inc., which was later acquired by Amgen.  The agreement provides Amgen with the right to test the Company’s maytansinoid TAP technology with antibodies to a defined number of targets on either an exclusive and non-exclusive basis for specified option periods and to take exclusive or non-exclusive licenses to use our maytansinoid TAP technology to develop products for individual targets on agreed-upon terms.  The Company received a $5 million technology access fee in September 2000.  Under the agreement, in September 2009 and November 2009, the Company entered into two development and license agreements with Amgen and received a $1 million ~~upfront payment~~ exercise fee with each license taken.  The Company has deferred the $1 million ~~upfront payments~~ exercise fee for each development and commercialization license agreement and is recognizing these amounts as revenue ratably over the estimated period of substantial involvement.  In addition to the $1 million ~~upfront payment~~ exercise fee, the Company is entitled to earn milestone payments potentially totaling $34 million per target for each compound developed under the right-to-test agreement, as well as royalties on the commercial sales of any resulting products.  The potential milestones are categorized as follows: development milestones — $9 million; regulatory milestones — $20 million; and sales milestones — $5 million.  The next potential milestone the Company will be entitled to receive under either of these agreements will be for acceptance of an IND by the FDA which will result in a $1 million payment being due.  In September 2010, the Company granted Amgen a combination of exclusive and non-exclusive options to test our TAP technology with antibodies to specific antigen targets.  For each option taken, Amgen paid us a nominal option fee.  These options provide Amgen with the right to take a license for each of these targets, during the time period allowed, on the license terms established in the September 2000 agreement which would include a $1 million exercise fee for an exclusive license and a $500,000 exercise fee for a non-exclusive license.  Amgen no longer has the right to designate new targets under this agreement, although the option periods with respect to the designated targets for the options granted will remain in effect for the remainder of the respective option periods.

Sanofi

In July 2003, the Company entered into a broad collaboration agreement with Sanofi (formerly Aventis) to discover, develop and commercialize antibody-based anticancer therapeutics.

The agreement provides Sanofi with worldwide commercialization rights to new anticancer therapeutics developed to targets that were included in the collaboration, including the right to use the Company’s TAP technology and humanization technology in the creation of therapeutics to these targets.  The product candidates (targets) as of June 30, 2011 in the collaboration include SAR3419 (CD19), SAR566658 (DS6, also known as CA6), SAR650984 (CD38) and other earlier-stage compounds that have yet to be disclosed.

The collaboration agreement entitles the Company to receive milestone payments potentially totaling $21.5 million for each therapeutic now included in the collaboration agreement.  The potential milestones are categorized as follows: development milestones — $7.5 million; and regulatory milestones — $14 million.  Through June 30, 2011, the Company has earned and recognized a total of $5 million in milestone payments related to the three product candidates noted above and a target not yet disclosed, including a $1 million milestone payment earned in September 2010 related to the initiation of Phase I clinical testing of SAR566658 which is included in license and milestone fee revenue for the year ended June 30, 2011.  The Company also earned and recognized an aggregate of $8 million of milestone payments related to two product candidates previously in the collaboration that have been returned to the Company along with the rights to the respective targets.  The next potential milestone the Company will be entitled to receive for the licenses for the three identified targets will be for initiation of a phase IIb clinical trial (as defined in the agreement) which will result in a $3 million payment being due.  The next potential milestone the Company will be entitled to receive for the unidentified targets will be for commencement of a phase I clinical trial which will result in a $1 million payment being due.  At the time of execution of this agreement, there was significant uncertainty as to whether these milestones would be achieved. In consideration of this, as well as the Company’s past involvement in the research and manufacturing of these products, these milestones were deemed substantive.

The agreement also entitles the Company to royalties on the commercial sales of any resulting products if and when such sales commence.  Sanofi is responsible for the cost of the development, manufacturing and marketing of any products created through the collaboration.  The Company is ~~reimbursed~~ compensated for any preclinical and clinical materials that it makes under the agreement.  The collaboration agreement also provides the Company an option to certain co-promotion rights in the U.S. on a product-by-product basis.  The terms of the collaboration agreement allow Sanofi to terminate the Company’s co-promotion rights if there is a change of control of the company.

As part of this agreement, Sanofi paid the Company an upfront fee of $12 million in August 2003.  Inclusive of all of its allowed extensions, the agreement enabled the Company to receive committed research funding totaling $79.3 million over the five years of the research collaboration.  The two companies subsequently agreed to extend the date of research funding through October 31,

2008 to enable completion of previously agreed-upon research.  The Company recorded the research funding as it was earned based upon its actual resources utilized in the collaboration.  The Company earned $81.5 million of committed funding over the duration of the research program, of which $2.7 million was recognized during fiscal year 2009. The Company is now compensated for research performed for Sanofi on a mutually agreed-upon basis.

In October 2006, Sanofi licensed non-exclusive rights to use the Company’s proprietary resurfacing technology to humanize antibodies to targets not included in the collaboration, including antibodies for non-cancer applications.  This license provides Sanofi with the non-exclusive right to use the Company’s proprietary humanization technology through August 31, 2011 with the right to extend for one or more additional periods of three years each by providing the Company with written notice prior to expiration of the then-current license term.  Under the terms of the license, the Company is entitled to a $1 million license fee, half of which was paid upon contract signing and the second half was paid in August 2008, and in addition, the Company is entitled to receive milestone payments potentially totaling $4.5 million for each antibody humanized under this agreement and also royalties on commercial sales, if any.

In August 2008, Sanofi exercised its option under a separate 2006 agreement for expanded access to ImmunoGen’s TAP technology.  The exercise of this option enables Sanofi to evaluate, with certain restrictions, the Company’s maytansinoid TAP technology with antibodies to targets that were not included in the existing research collaboration between the companies and to license the exclusive right to use the technology to develop products to specific targets on the terms in the 2006 agreement.  ImmunoGen is entitled to earn ~~upfront~~ an exercise fee and milestone payments potentially totaling $32 million per target for each compound developed under the 2006 agreement, as well as royalties on the commercial sales of any resulting products.  The exercise fee for a license under this agreement is $2 million and the potential milestones are categorized as follows: development milestones — $10 million; and regulatory milestones — $20 million.  No license has yet been taken under this agreement.  ImmunoGen also is entitled to manufacturing payments for any materials made on behalf of Sanofi.  The Company received an option fee of $3.5 million with the exercise of this option in August 2008, in addition to the $500,000 ImmunoGen received in December 2006 with the signing of the option agreement.  The agreement has a three-year term from the date of the exercise of the option and can be renewed by Sanofi for one additional three-year term by payment of a $2 million fee by August 31, 2011.

Biotest

In July 2006, the Company entered into a development and license agreement with Biotest AG.  The agreement grants Biotest exclusive rights to use our maytansinoid TAP technology to develop and commercialize therapeutic compounds to the target CD138.  The Company received a $1 million upfront payment upon execution of the agreement and could potentially receive up to $35.5 million in milestone payments, as well as royalties on the sales of any resulting products.  The potential milestones are categorized as follows: development milestones — $4.5 million; and regulatory milestones — $31 million.  The Company receives payments for manufacturing any preclinical and clinical materials made at the request of Biotest.  In September 2008, Biotest began Phase I evaluation of BT062 which triggered a $500,000 milestone payment to the Company.  This milestone is included in license and milestone fees for the fiscal year ended June 30, 2009.  The next potential milestone the Company will be entitled to receive will be for commencement of a phase IIb clinical trial (as defined in the agreement) which will result in a $2 million payment being due.  At the time of execution of this agreement, there was significant uncertainty as to whether this milestone would be achieved. In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product, this milestone was deemed substantive.

The agreement also provides the Company with the right to elect at specific stages during the clinical evaluation of any compound created under this agreement, to participate in the U.S. development and commercialization of that compound in lieu of receiving royalties on U.S. sales of that product and the milestone payments not yet earned.  The Company can exercise this right by making a payment to Biotest of an agreed-upon fee of $5 million or $15 million, depending on the stage of development.  Upon exercise of this right, the Company would share equally with Biotest the associated costs of product development and commercialization in the U.S. along with the profit, if any, from U.S. product sales.

Bayer HealthCare

In October 2008, the Company entered into a development and license agreement with Bayer HealthCare.  The agreement grants Bayer HealthCare exclusive rights to use the Company’s maytansinoid TAP technology to develop and commercialize therapeutic compounds to mesothelin.  Bayer HealthCare is responsible for the research, development, manufacturing and marketing of any products resulting from the license.  The Company received a $4 million upfront payment upon execution of the agreement, and—for each compound developed and marketed by Bayer HealthCare under this collaboration—the Company could potentially receive up to $170.5 million in milestone payments; additionally, the Company is entitled to receive royalties on the sales of any resulting products.  The potential milestones are categorized as follows: development milestones — $16 million; regulatory milestones — $44.5 million; and sales milestones — $110 million.  The Company also is entitled to receive payments for manufacturing any preclinical and clinical materials at the request of Bayer HealthCare as well as for any related process development activities.  The Company has deferred the $4 million upfront payment and is recognizing this amount as revenue ratably over the estimated period of substantial involvement.  In September 2009, Bayer HealthCare achieved a preclinical milestone which triggered a $1 million payment to the Company which is included in license and milestone fees for the fiscal year ended June 30, 2010.  In June 2011, Bayer HealthCare reached a clinical milestone which triggered a $2 million payment to the Company which is included in license and milestone fees for the fiscal year ended June 30, 2011.  The next potential milestone the Company will be entitled to receive will be for commencement of a non-pivotal phase II clinical trial which will result in a $4 million payment being due.  At the time of execution of this agreement, there was significant uncertainty as to whether these milestones would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product, these milestones were deemed substantive.

Novartis

In October 2010, the Company entered into an agreement with Novartis Institutes for BioMedical Research, Inc. (Novartis).  The agreement initially provides Novartis with a research license to test the Company’s TAP technology with Novartis’ antibodies and an option to take exclusive development and commercialization licenses to use ImmunoGen’s TAP technology to develop therapeutic products for a specified number of individual antigen targets.  The initial term of the research license is for three years and it may be extended by Novartis for up to two one-year periods by the payment of additional consideration.  The terms of the agreement also require Novartis to exercise its option for the development and commercialization licenses by the end of the research term.  The Company received a $45 million upfront payment in connection with the execution of the agreement, and for each development and commercialization license for an antigen target, the Company is entitled to receive an exercise fee and milestone payments potentially totaling $200.5 million plus royalties on product sales, if any.  The exercise fee for each license is $1 million and the potential milestones are categorized as follows: development milestones — $22.5 million; regulatory milestones — $77 million; and sales milestones — $100 million.  No license has yet been taken under this agreement.  Execution of the first license agreement will entitle the Company to receive an exercise fee in the amount of $1 million.  The Company also is entitled to receive payments for manufacturing preclinical and clinical materials at the request of Novartis as well as for research and development activities performed on behalf of Novartis.  Novartis is responsible for the development, manufacturing and marketing of any products resulting from this agreement.

In accordance with ASU No. 2009-13, the Company identified all of the deliverables at the inception of the agreement.  The significant deliverables were determined to be the research license, the exclusive development and commercialization licenses, rights to future technological improvements, and the research services.  The option to obtain development and commercialization licenses in the agreement was determined not to be substantive and, as a result, the exclusive development and commercialization licenses were considered deliverables at the inception of the agreement.  Factors that were considered in determining the option was not substantive included (i) the overall objective of the agreement was for Novartis to obtain development and commercialization licenses, (ii) the size of the exercise fee of $1 million for each license obtained is not significant relative to the $45 million upfront payment due at the inception of the agreement, (iii) the limited economic benefit that Novartis could obtain from the agreement unless it exercised its option to obtain development and commercialization licenses, and (iv) the lack of economic penalties as a result of exercising the option.

The Company has determined that the research license together with the development and commercialization licenses represent one unit of accounting as the research license does not have stand-alone value from the development and commercialization licenses due to the lack of transferability of the research license and the limited economic benefit Novartis would derive if they did not obtain any development and commercialization licenses.  The Company has also determined that this unit of accounting does have stand-alone value from the rights to future technological improvements and the research services.  ~~As a result, t~~The rights to future technological improvements and the research services are considered separate units of accounting as each of these was determined to have stand-alone value.  The estimated selling prices for these units of accounting were determined based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of the Company’s previous collaborative agreements, recent preclinical and clinical testing results of therapeutic products that use the Company’s TAP technology, the Company’s pricing practices and pricing objectives, the likelihood that technological improvements will be made, the likelihood that technological improvements made will be used by Novartis and the nature of the research services to be performed for Novartis and market rates for similar services.  The arrangement consideration was allocated to the deliverables based on the relative selling price method.  Of the $45 million upfront payment received from Novartis, $41.2 million has been allocated to the development and commercialization licenses and $3.8 million has been allocated to the rights to future technological improvements.  The Company will recognize license revenue as each exclusive development and commercialization license is delivered pursuant to the terms of the agreement.  At the time the first license is taken, the $3.8 million allocated to future technological improvements will commence ~~amortization~~ to be recognized as revenue ratably over ~~the estimated life of the agreement, or 25 years~~ the period the Company is obligated to make available any technological improvements, which is equivalent to the estimated term of the agreement.  The Company estimates the term of the agreement to be approximately 25 years, which reflects management’s estimate of the time necessary to develop and commercialize therapeutic products pursuant to the licenses plus the estimated royalty term.  The Company will be required to reassess the estimated term at each subsequent reporting period.  The Company does not control when Novartis will exercise its options for development and commercialization licenses.  As a result, the Company cannot predict when it will recognize the related license revenue except that it will be within the term of the research license.  The Company will recognize research services revenue as the related services are delivered.

No license revenue has been recognized related to this agreement for the year ended June 30, 2011, as the option to take exclusive development and commercialization licenses was not considered to be substantive and no exclusive development and commercialization licenses have been delivered.  Accordingly, the entire $45 million upfront payment is included in long-term deferred revenue at June 30, 2011.

The adoption of ASU No. 2009-13 did not have a material impact on the timing or pattern of revenue recognition relative to the agreement nor is expected to in future periods.

Exhibit E

Proposed Revised Disclosure based on our
Annual Report on Form 10-K for the fiscal year ended June 30, 2011

The disclosure included within the first and second paragraphs on page 64 of the 2011 Form 10-K and the disclosure under the heading “Broad Option Agreements” in Note B (Summary of Significant Accounting Policies) to our consolidated financial statements included in the 2011 Form 10-K will be revised as follows in our future filings, beginning with the 2012 Q3 Form 10-Q.  Additional disclosure has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision to reflect subsequent developments.

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[First and Second Full Paragraph on Page 64 of the 2011 Form 10-K]

Upfront payments on single-target licenses are deferred if facts and circumstances dictate that the license does not have standalone value.  Prior to the adoption of ASU No. 2009-13, the Company determined that its licenses lacked standalone value and were combined with other elements of the arrangement and any amounts associated with the license were deferred and amortized over a certain period.  The determination of the length of the period over which to defer revenue is subject to judgment and estimation and can have an impact on the amount of revenue recognized in a given period.  The Company’s employees are generally available to assist its collaborators during the development of their products.  The Company generally estimates this development phase to begin at the inception of the collaboration agreement and conclude at the end of non-pivotal Phase II testing.  The Company believes this period of involvement is, depending on the nature of the license, on average six and one-half years.  Quarterly, the Company reassesses its periods of substantial involvement over which the Company amortizes its upfront license fees and makes adjustments as appropriate.  In the event a collaborator elects to discontinue development of a specific product candidate under a single target license, but retains its right to use the Company’s technology to develop an alternative product candidate to the same target or a target substitute, the Company would cease amortization of any remaining portion of the upfront fee until there is substantial preclinical activity on another product candidate and its remaining period of substantial involvement can be estimated.  In the event that a single target license were to be terminated, the Company would recognize as revenue any portion of the upfront fee that had not previously been recorded as revenue, but was classified as deferred revenue, at the date of such termination.  Subsequent to the adoption of ASU No. 2009-13, the Company determined that its research licenses lacked standalone value and are considered for aggregation with the other elements of the arrangement and accounted for as one unit of accounting.

Upfront payments on single-target licenses may be recognized upon delivery of the license if facts and circumstances dictate that the license has standalone value from the undelivered elements, which generally include rights to future technological improvements, research services and the manufacture of preclinical and clinical materials.

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Broad Option Agreements

The Company’s broad option agreements provide collaborators (a) access to the Company’s TAP technology for a defined period of time through a research license or right to test agreement (referred to herein as a research license) and (b) a predetermined number of options, for a defined period of time, to secure or “take” development and commercialization licenses to develop anticancer compounds to a limited number of targets on established terms.  Under these agreements, fees may be due to the Company (i) at the inception of the arrangement (referred to as “upfront” fees or payments), (ii) upon taking of an option with respect to a specific target (referred to as fees or payments earned, if any, when the option is “taken”), (iii) upon the exercise of a previously taken option to acquire a development and commercialization license(s) (referred to as fees or payments earned, if any, when the development and commercialization license is “taken”), or (iv) some combination of all of these fees.

The accounting for broad option agreements is dependent on the nature of the option granted to the collaborative partner.  An option is considered substantive if, at the inception of a broad option agreement, the Company is at risk as to whether the collaborative partner will choose to exercise the option to secure a development and commercialization license.  Factors that are considered in evaluating whether an option is substantive include the overall objective of the arrangement, the benefit the collaborator might obtain from the agreement without exercising the option, the cost to exercise the option relative to the total upfront consideration, and the additional financial commitments or economic penalties imposed on the collaborator as a result of exercising the option.

For broad option agreements where the option to secure a development and commercialization license to the Company’s TAP technology is considered substantive, the Company ~~defers~~ does not consider the development and commercialization license to be a deliverable at the inception of the agreement.  For those broad option agreements entered into prior to the adoption of ASU No. 2009-13 where the option to secure a development and commercialization license is considered substantive, the Company has deferred the upfront payments received and recognizes this revenue over the period during which the collaborator could elect to take an option for a development and commercialization license. These periods are specific to each collaboration agreement. If a collaborator takes an option to acquire a development and commercialization license under these agreements, any substantive option fee is deferred and recognized over the life of the option, generally 12 to 18 months. If a collaborator exercises an option and the Company grants a single-target development and commercialization license to the collaborator, the Company ~~accounts for any license~~ attributes the exercise fee ~~as it would an upfront payment on a single-target license, as discussed above~~ to the development and commercialization license.  Upon exercise of an option to acquire a development and commercialization license, the Company would also ~~recognize~~ attribute any remaining deferred option fee ~~or exercise fee as it would an~~ to the development and commercialization license and apply the multiple-element revenue recognition criteria to the development and commercialization license and any other deliverables to determine the appropriate revenue recognition, which generally will be consistent with our accounting policy for upfront payments on ~~a~~ single-target licenses ~~as discussed above~~. In the event a broad option/research agreement were to be terminated, the Company would recognize as revenue any portion of the upfront fee that had not previously been recorded as revenue, but was classified as deferred revenue, at the date of such termination. ~~The Company recognizes revenue related to research activities as they are performed, as long as there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection of the related receivable is probable.~~ None of the Company’s broad option agreements entered into subsequent to the adoption of ASU No. 2009-13 have contained substantive options.

For broad option agreements where the option to secure a development and commercialization license to the Company’s TAP technology is not considered substantive, the Company ~~accounts for any fees received as it would an upfront payment on a single target license, as discussed above~~ considers the development and commercialization license to be a deliverable at the inception of the agreement and applies the multiple-element revenue recognition criteria to determine the appropriate revenue recognition.  Prior to the adoption of ASU No. 2009-13, none of the Company’s broad option agreements were determined to contain non-substantive options.

The Company does not directly control when any collaborator will exercise its options for development and commercialization licenses. As a result, the Company cannot predict when it will recognize revenues in connection with any of the foregoing.

Exhibit F

Excerpts from Position Papers

Ernst & Young Interpretive Guidance Relative to Options Included in Multiple Element Arrangements

Ernst & Young Financial Reporting Developments, Revenue recognition — multiple element arrangements (revised June 2011)

“Frequently, agreements include options for the customer to receive additional products or services in the future at agreed-upon prices. Whether or not these options should be treated as deliverables in the original contract depends on the facts and circumstances surrounding the options for additional products and services. If such an option is substantive (i.e., the customer is not required to purchase additional products), then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option. In such cases, the products or services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.

Determining whether an option to acquire additional products or services is substantive requires an assessment as to whether the vendor is truly at risk as to whether the customer will choose to exercise the option. For example, if an arrangement includes an option to acquire services from a vendor that are essential to the functionality of other elements of the arrangement, and such services are only available from the vendor (i.e., there is a lack of other qualified service providers that can be engaged to perform the services), we do not believe the option should be considered substantive. If the option is not substantive, we believe the products or services to be delivered by the vendor on exercise of the option should be accounted for as an element of the current arrangement.”

Accounting Firm Position Papers regarding Stand-alone Value in the Absence of VSOE and TPE

Ernst & Young’s Technical Line of April 2, 2010:

“In considering the second criterion above, we believe the customer must be able to resell the delivered item at an amount that would substantially recover the original purchase price in order to meet the stand-alone value criterion. An observable secondary market for the resale of the delivered item is not required to conclude that the item has stand-alone value to the customer. However, if a secondary market does not exist, careful consideration should be given to whether the absence of such a market indicates that the delivered item does not have value to the customer on a stand-alone basis. The first delivered item in an R&D collaboration arrangement generally is the intellectual property (i.e., a license), and the customer often is contractually precluded from reselling it. If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have stand-alone value to the customer. However, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has stand-alone value (even if the customer is precluded from resale), as this indicates (1) the customer was able to obtain the value intended from the delivered item, and (2) the customer could have purchased the delivered item on a stand-alone basis. Determining when such a contractual provision precludes a company from concluding that a delivered item has stand-alone value will be dependent upon the applicable facts and circumstances and will require the use of professional judgment.”

KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010:

“…some believe that the analysis of whether an item could be resold on a stand-alone basis in ASC subparagraph 605-25-25-5 (a) should focus on the inherent nature of the deliverable rather than any particular restrictions contained in the contract. For example, if the restrictions are present to protect dissemination of the seller’s valuable intellectual property, but in the absence of the particular restrictions in the contract the customer could realize the value from the delivered item by developing the intellectual property itself or utilizing a third party vendor for development, some believe that the intellectual property would have stand-alone value irrespective of restrictions on dissemination. The SEC staff addressed this question at the 2009 AICPA National Conference on Current SEC and PCAOB Developments. The comments focused on whether a delivered item can have stand-alone value even if a delivered item is not sold separately by any vendor and if the customer is limited in its ability to resell the delivered item. The SEC staff believes that stand-alone value could be established in certain circumstances if the license has utility apart from the vendor’s ongoing services. However, the evaluation of stand-alone value would be based on the individual facts and circumstances for each arrangement.”

PWC’s Dataline whitepaper of January 2011 (emphasis added):

“Another factor that may impact whether a delivered item has stand-alone value is whether there is a contractual right which prohibits a company from transferring the delivered item. Legal restrictions are common in many industries such as the pharmaceutical and biotechnology industries, and in the technology industry. A legal restriction that prevents a customer from reselling or sublicensing the delivered item may result in the conclusion that the delivered item does not have stand-alone value if the customer is not able to derive utility from the underlying asset. Companies need to carefully consider all relevant facts and circumstances when there is a legal restriction before concluding a delivered item does not have stand-alone value. If a customer could exploit the delivered item through its own use or development, it may be appropriate to conclude the item has stand-alone value, irrespective of whether a transfer restriction exists. In instances where additional services can only be obtained from the vendor in order for the customer to exploit the delivered item, then this is an indicator that stand-alone value may not exist.”

Exhibit G

Proposed Disclosure based on our
Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011

The disclosure under the heading “Lilly” in Note B (Collaborative Agreements) to the consolidated financial statements included in the 2012 Q2 Form 10-Q will be revised as follows in our future filings, beginning with the 2012 Q3 Form 10-Q.  Additional language has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision to reflect subsequent developments.

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In December 2011, the Company entered into an agreement with Eli Lilly and Company (Lilly).  The agreement initially provides Lilly with a research license to test the Company’s TAP technology with Lilly’s antibodies and an option to take exclusive development and commercialization licenses to use ImmunoGen’s TAP technology to develop therapeutic products for a specified number of individual antigen targets.  The term of the research license is for three years.  The terms of the agreement require Lilly to exercise its option for the development and commercialization licenses by the end of the research term.  The terms of ~~the~~ each development and commercialization license~~s will be governed by a separate agreement executed at the time each option is exercised~~ were established at the inception of the agreement.  The Company is entitled to a $20 million upfront payment in connection with the execution of the agreement, and for each development and commercialization license for an antigen target, the Company is entitled to receive an exercise fee and milestone payments potentially totaling approximately $200 million plus royalties on product sales, if any. There is no exercise fee due for the first license obtained under this agreement; however, there is an exercise fee of $2 million due for each subsequent license obtained.  The potential milestones are categorized as follows: development milestones — $30.5 million for the first license and $29 million for subsequent licenses; regulatory milestones — $70 million; and sales milestones — $100 million. No license has yet been taken under this agreement.  The next payment the Company could receive would either be a $2 million exercise fee for the execution of a second license or $5 million milestone payment for the initiation of a phase I clinical trial pursuant to the first license.  The Company also is entitled to receive payments for delivery of cytotoxic agents to Lilly and research and development activities performed on behalf of Lilly.  Lilly is responsible for the development, manufacturing and marketing of any products resulting from this agreement.

The Company identified all of the deliverables at the inception of the agreement.  The significant deliverables were determined to be the research license, the exclusive development and commercialization licenses, rights to future technological improvements, delivery of cytotoxic agents and the research services.  The option to obtain development and commercialization licenses in the agreement was determined not to be substantive and, as a result, the exclusive development and commercialization licenses were considered deliverables at the inception of the agreement.  Factors that were considered in determining the option was substantive included (i) the overall objective of the agreement was for Lilly to obtain development and commercialization licenses, (ii) the size of the exercise fees of $2 million for each license obtained beyond the first license is not significant relative to the $20 million upfront payment due at the inception of the agreement, (iii) the limited economic benefit that Lilly could obtain from the agreement unless it exercised its option to obtain development and commercialization licenses, and (iv) the lack of economic penalties as a result of exercising the option.

The Company has determined that the research license together with the development and commercialization licenses represent one unit of accounting as the research license does not have stand-alone value from the development and commercialization licenses due to the lack of transferability of the research license and the limited economic benefit Lilly would derive if they did not obtain any development and commercialization licenses.  The Company has also determined that this unit of accounting has stand-alone value from the rights to future technological improvements, the delivery of cytotoxic agents and the research services.  The rights to future technological improvements, delivery of cytotoxic agents and the research services are considered separate units of accounting as each of these was determined to have stand-alone value.  The estimated selling prices for these units of accounting were determined based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of the Company’s previous collaborative agreements, recent preclinical and clinical testing results of therapeutic products that use the Company’s TAP technology, the Company’s pricing practices and pricing objectives, the likelihood that technological improvements will be made, the likelihood that technological improvements made will be used by Lilly, market rates for the manufacture of cytotoxic agents, and the nature of the research services to be performed for Lilly and market rates for similar services.  The arrangement consideration was allocated to the deliverables based on the relative selling price method.  Of the $20 million upfront payment received from Lilly, $19.4 million has been allocated to the development and commercialization licenses and $568,000 has been allocated to the rights to future technological improvements.  The Company will recognize license revenue as each exclusive development and commercialization license is delivered to Lilly upon Lilly’s exercise of its options to such licenses.  At the time the first license is taken, the $568,000 allocated to future technological improvements will commence to be recognized as revenue ratably over the period the Company is obligated to make available any technological improvements, which is the equivalent to the estimated term of the agreement.  The Company estimates the term of the agreement to be approximately 25 years, which reflects management’s estimate of the time necessary to develop and commercialize therapeutic products pursuant to the licenses plus the estimated royalty term.  The Company will be required to reassess the estimated term at each subsequent reporting period.  The Company does not control when Lilly will exercise its options for development and commercialization licenses. As a result, the Company cannot predict when it will recognize the related license revenue except that it will be within the term of the research license.  The Company will recognize research services revenue and revenue from the delivery of cytotoxic agents as the related services and cytotoxic agents are delivered.

No license revenue has been recognized related to this agreement for the three-month period ended December 31, 2011 ~~because none of the delivered elements, primarily the research license, had stand-alone value~~, as the option to take exclusive development and commercialization licenses was not considered to be substantive and no exclusive development and commercialization license have been delivered. ~~The Company expects to begin to record revenue upon delivery of exclusive development and commercialization licenses to Lilly upon Lilly’s exercise of its options to such licenses.  The Company does not control when, or if, Lilly will exercise its options for development and commercialization licenses.  As a result, the Company cannot predict when it will recognize revenue.~~  Accordingly, the entire $20 million upfront payment is included in long-term deferred revenue at December 31, 2011.